UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2023 (October 26, 2023)

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

(Address of Principal Executive Offices) (Zip Code)

(615) 732-6400

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ☒ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ☐ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ☐ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ☐ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock, $1.00 par value per share	CSTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [ ☐ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ☐ ]

Item 1.01	Entry into a Material Definitive Agreement.

On October 26, 2023, CapStar Financial Holdings, Inc., a Tennessee corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Old National Bancorp, an Indiana corporation (“ONB”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into ONB (the “Merger”), with ONB surviving as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, or at such later time as ONB may determine, the Company’s wholly-owned subsidiary, CapStar Bank, a state bank chartered under the laws of the State of Tennessee, will merge with and into ONB’s wholly-owned subsidiary, Old National Bank, a national banking association (the “Bank Merger”), with Old National Bank as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the board of directors of each of the Company and ONB.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $1.00 par value, of the Company (“Company Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by the Company as treasury stock or shares owned by the Company or ONB, will be converted into the right to receive, without interest, (a) 1.155 shares (the “Exchange Ratio”) of common stock, no par value, of ONB (“ONB Common Stock” and such consideration is hereinafter referred to as the “Merger Consideration”) and (b) cash in lieu of fractional shares.

At the Effective Time, (i) each option to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically, and without any required action on the part of the holder thereof, be cancelled, with the holder of such option becoming entitled to receive, in full satisfaction of the rights of the holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such option, less the applicable exercise price and tax withholding; (ii) each award of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will be assumed by ONB and converted into a restricted stock award with respect to the number of shares of ONB Common Stock determined based on the Exchange Ratio, other than any such award held by a non-employee director, which will fully vest and be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such award; (iii) each restricted stock unit award in respect of shares of Company Common Stock (other than any such award subject to performance-based vesting conditions) that is outstanding as of immediately prior to the Effective Time will be assumed by ONB and converted into a restricted stock unit award with respect to the number of shares of ONB Common Stock determined based on the Exchange Ratio; and (iv) each performance-based restricted stock unit award in respect of shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time, pursuant to its terms, will fully vest (with performance goals deemed achieved based on the greater of the target performance level and actual performance as determined by the board of directors of the Company or its compensation committee) and will be cancelled and converted automatically (without any further action on part of the holder thereto) into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such award.

The Merger Agreement contains customary representations and warranties from both the Company and ONB, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. The Company has agreed to call a meeting of its shareholders to consider a proposal to approve the Merger Agreement and the transactions contemplated thereby (the “Company Shareholder Approval”) and, subject to certain exceptions, for the board of directors of the Company to recommend that its shareholders vote in favor of such approvals. The Company has also agreed to customary non-solicitation obligations relating to alternative acquisition proposals. The Company and ONB have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) receipt of the Company Shareholder Approval, (2) the admission for listing on the Nasdaq Stock Exchange of the shares of ONB Common Stock to be issued in the Merger, (3) receipt of required regulatory approvals,

(4) effectiveness of the registration statement on Form S-4 for the ONB Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing or making illegal the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, (3) absence of a material adverse effect on the other party and (4) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Additionally, ONB’s obligation to close is subject to the Company’s adjusted tangible shareholder’s equity as of the month-end prior to five business days before the closing date exceeding a specified minimum value.

The Merger Agreement provides certain termination rights for both the Company and ONB and further provides that a termination fee of $11,250,000 will be payable by the Company in the event of a termination of the Merger Agreement under certain limited circumstances following the Company’s receipt of a bona fide acquisition proposal, including in the event that the Company’s board of directors withdraws or adversely modifies its recommendation that its shareholders vote in favor of the Merger Agreement.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or ONB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, ONB, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of the Company and a prospectus of ONB, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of the Company and ONB makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 26, 2023, the Company and CapStar Bank entered into an amendment to the Change in Control Continuity Agreement with Timothy K. Schools, President and Chief Executive Officer of the Company and CapStar Bank, pursuant to which he will be eligible for a pay to integrate award of $1,000,000, which will be payable in cash subject to his continued service through the Effective Time. The amendment also provides that, in the event of Mr. Schools’ termination of employment without cause or for good reason within three years following the closing, in addition to certain other severance protections specified in the Change in Control Continuity Agreement, he will be eligible for a cash payment of $1,000,000, which is intended to enable him to obtain medical insurance following his termination of employment. In consideration for the foregoing, Mr. Schools agreed to extend his noncompetition covenant from one year to two years following his termination of employment. The amendment is contingent upon the occurrence of the Effective Time.

Also on October 26, 2023, the Company and CapStar Bank entered into an amendment to the Employment Agreement and the Change in Control Continuity Agreement with Kenneth E. Webb, Interim Executive Vice President, Operations of the Company and CapStar Bank, pursuant to which the severance multiple specified in each such agreement was increased from 1x to 1.5x.

The foregoing description of the amendment to the Change in Control Continuity Agreement with Mr. Schools and the amendment to the Employment Agreement and the Change in Control Continuity Agreement with Mr. Webb does not purport to be complete and each is qualified in its entirety by reference to the full text thereof, which are attached hereto as Exhibit 10.1 and 10.2, respectively, and are incorporated herein by reference.

Item 8.01	Other Events.

Concurrently with the execution of the Merger Agreement, each of the Company’s directors and an executive officer entered into a Shareholder Voting Agreement (each, a “Voting Agreement”) with ONB, pursuant to which the directors and such executive officer, in their capacity as shareholders of the Company, have agreed, among other things, to vote their shares of Company Common Stock at the special shareholder meeting in favor of approval of the Merger Agreement and the Merger. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed Merger. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of the Company to obtain the necessary approval by its shareholders, (3) the ability of the Company and ONB to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of the Company), “Forward-Looking Statements” (in the case of ONB) and “Risk Factors” in the Company’s and ONB’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by the Company or ONB with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of the Company and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH

DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) the Company on its website at https://ir.capstarbank.com/financial-information/sec-filings and (ii) ONB on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

The Company, ONB and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of the Company in connection with the proposed Merger. Information regarding the directors and executive officers of the Company and ONB and other persons who may be deemed participants in the solicitation of the shareholders of the Company in connection with the Merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by ONB and the Company with the SEC. Information about the directors and officers of the Company and their ownership of the Company’s common stock can also be found in the Company’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 26, 2023, by and between CapStar Financial Holdings, Inc. and Old National Bancorp

10.1	First Amendment to Change in Control Continuity Agreement, dated as of October 26, 2023, by and among CapStar Financial Holdings, CapStar Bank and Timothy K. Schools

10.2	Letter Agreement Amendment to Employment Agreement and Change in Control Continuity Agreement, dated as of October 26, 2023, by and among CapStar Financial Holdings, CapStar Bank and Kenneth E. Webb

99.1	Form of Shareholder Voting Agreement

Exhibit 104	104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR FINANCIAL HOLDINGS, INC.

Dated: October 31, 2023	By:	/s/ Michael J. Fowler
Michael J. Fowler
Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

CAPSTAR FINANCIAL HOLDINGS, INC.,

and

OLD NATIONAL BANCORP

Dated as of October 26, 2023

-i-

-ii-

Annex A – List of Directors Entering into Voting Agreement
Annex B – Form of Voting Agreement

-iii-

INDEX OF DEFINED TERMS

Term	Section
$9.6
Acceptable Confidentiality Agreement	6.11(a)
Acquisition Proposal	6.11(c)
Adjusted Shareholder’s Equity	7.2(e)
affiliate	9.6
Agreement	Preamble
Bank Merger	1.10
Bank Merger Agreement	1.10
Bank Merger Certificates	1.10
BHC Act	3.1(a)
Blue Sky	3.4
business day	9.6
Certificate	1.5(b)
Chosen Courts	9.9(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.6(d)
Company Bank	1.10
Company Benefit Plans	3.11(a)
Company Bylaws	3.1(a)
Company Charter	3.1(a)
Company Common Stock	1.5(a)
Company Contract	3.13(a)
Company Disclosure Schedule	Article III
Company Equity Award	1.6(c)
Company Indemnified Parties	6.7(a)
Company Insiders	6.15
Company Meeting	6.3
Company Option	1.6
Company Owned Properties	3.18
Company PSU Award	1.6(c)
Company Qualified Plan	3.11(d)
Company Real Property	3.18
Company Regulatory Agreement	3.14
Company Reports	3.5(b)
Company Restricted Stock Award	1.6(b)
Company RSU Award	1.6(c)
Company Subsidiary	3.1(b)
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(a)
Controlled Group Liability	3.11(e)
dollar	9.6
Effective Time	1.3
Enforceability Exceptions	3.3(a)
Environmental Laws	3.16
ERISA	3.11(a)
ERISA Affiliate	3.11(e)

-iv-

Term	Section
Exchange Act	3.6(c)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
FDIC	3.1(b)
Federal Reserve Board	3.1(a)
GAAP	3.1(a)
Governmental Entity	3.4
IBCL	1.1
Indiana Articles of Merger	1.3
Indiana Secretary	1.3
Intellectual Property	3.19
IRS	3.11(b)
knowledge of Parent	9.6
knowledge of the Company	9.6
Liens	3.2(c)
Loans	3.25(a)
made available	9.6
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(c)
Merger	1.1
Merger Consideration	1.5(a)
Minimum Adjusted Shareholder’s Equity	7.2(e)
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Net Share	1.6(a)(i)
New Certificates	2.1
New Plans	6.6(c)
Notifying Party	6.10
Parent	Preamble
Parent 401(k) Plan	6.6(d)
Parent Articles	4.1(a)
Parent Bank	1.10
Parent Bylaws	4.1(a), 1.9
Parent Certificate	1.8
Parent Common Stock	1.5(a)
Parent Common Stock Closing Price	2.2(e)
Parent Disclosure Schedule	Article IV
Parent Preferred Stock	4.2
Parent Regulatory Agreement	4.11
Parent Reports	4.5(b)
Parent Restricted Stock Award	1.6(c)
Parent RSU Award	1.6(c)
Parent Subsidiary	4.1(b)
Per Share Cash Equivalent Consideration	1.6(a)(ii)
Permitted Encumbrances	3.18
person	9.6
Premium Cap	6.7(b)
Proxy Statement	3.4
Regulatory Agencies	3.5(a)
Representatives	6.11(a)

-v-

Term	Section
Requisite Company Vote	3.3(a)
Requisite Regulatory Approvals	6.1(e)
S-4	3.4
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.5(b)
SRO	3.5(a)
Subsidiary	3.1(a)
Superior Proposal	6.3
Surviving Corporation	1.1
Takeover Statutes	3.21
Tax	3.10(b)
Tax Return	3.10(c)
Taxes	3.10(b)
TBCA	1.1
Tennessee Articles of Merger	1.3
Tennessee Secretary	1.3
Termination Date	8.1(c)
Termination Fee	8.2(b)
the date hereof	9.6
transactions contemplated by this Agreement	9.6
transactions contemplated hereby	9.6
Voting Agreements	Recitals

-vi-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2023 (this “Agreement”), by and between CapStar Financial Holdings, Inc., a Tennessee corporation (the “Company”) and Old National Bancorp, an Indiana corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and the Company’s shareholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and Parent’s shareholders, and (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the Company’s shareholders approve this Agreement and to submit this Agreement to the Company’s shareholders for approval;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the directors and an executive officer of the Company listed on Annex A is concurrently entering into voting agreements, the form of which is attached hereto as Annex B (the “Voting Agreements”), pursuant to which, among other things, such persons have agreed to vote all of their chares of Company Common Stock in favor of approval of this Agreement, the Merger, and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby; and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the Indiana Business Corporation Law (the “IBCL”), at the Effective Time, the Company shall merge with and into Parent (the “Merger”). Parent shall be the surviving corporation in the Merger (hereinafter referred to in such capacity as the “Surviving Corporation”), and shall continue its corporate existence under the laws of the State of Indiana. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 8:00 a.m. Evansville, Indiana time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3 Effective Time. The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “Tennessee Articles of Merger”) to be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date and the articles of merger to be filed with the Secretary of State of the State of Indiana (the “Indiana Secretary”). The term “Effective Time” shall be the date and time at which the Articles of Merger becomes effective, as set forth in the Tennessee Articles of Merger and the Indiana Articles of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBCA and the IBCL.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of common stock, $1.00 par value (the “Company Common Stock”), of the Company issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than shares (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted), shall be converted into 1.155 shares (the “Exchange Ratio”) of common stock, no par value per share, of Parent (the “Parent Common Stock”) (such consideration, the “Merger Consideration”).

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including a certificate (it being understood that any reference herein to a “certificate” representing shares of Parent Common Stock shall be deemed to include, unless the context otherwise requires, reference to book-entry account statements relating to the ownership of shares of Parent Common Stock) representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a) and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration; provided that nothing contained in this sentence shall be construed to permit the

Company or Parent to take any action with respect to the outstanding shares of Parent Common Stock or Company Common Stock, as applicable, that is expressly prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock or owned by the Company or Parent (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, as a result of debts previously contracted) shall be cancelled and cease to exist and no Merger Consideration shall be delivered or exchanged therefor.

1.6 Treatment of Company Equity Awards.

(a) At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically, and without any required action on the part of the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of the holder with respect thereto, the Merger Consideration in respect of each Net Share (as defined below) subject to each Company Option, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) days following the Closing Date. For purposes of this Section 1.6(a):

(i) “Net Share” means, with respect to a Company Option, the quotient obtained by dividing (A) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, by (B) the Per Share Cash Equivalent Consideration.

(ii) “Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (A) the Exchange Ratio by (B) Parent Common Stock Closing Price.

(b) At the Effective Time, each award of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction (a “Company Restricted Stock Award”) held by a non-employee director of the Company, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall fully vest and be cancelled and converted automatically (without any further action on part of the holder thereto) into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. Parent shall issue the consideration described in this Section 1.6 (together with any accrued but unpaid dividends) corresponding to the Company Restricted Stock Awards that vest in accordance with this Section 1.6(b), less applicable Tax withholdings, within five (5) days following the Closing Date.

(c) Except as provided in Section 1.6(b) or as otherwise agreed between Company and Parent, at the Effective Time, each Company Restricted Stock Award, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be assumed and converted into a restricted stock award (each, a “Parent Restricted Stock Award”) with respect to a number of shares of Parent Common Stock determined by multiplying (i) the number of shares of Company Common Stock underlying the Company Restricted Stock Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole share. Each Parent Restricted Stock Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and payment schedule, after giving effect to any “change in control” post-termination protections under the applicable plan or award agreement) as applied to the corresponding Company Restricted Stock Award immediately prior to the Effective Time.

(d) Except as otherwise agreed between Company and Parent, at the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock other than a Company PSU Award (a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time shall be assumed and converted into a restricted stock award (each, a “Parent RSU Award”) with respect to a number of shares of Parent Common Stock determined by multiplying (i) the number of shares of Company Common Stock underlying the Company RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole share. Each Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and payment schedule, after giving effect to any “change in control” post-termination protections under the applicable plan or award agreement) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(e) At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock subject to performance-based vesting conditions (a “Company PSU Award” and, together with Company Options, Company Restricted Stock Awards and Company RSU Awards, “Company Equity Awards”) that is outstanding as of immediately prior to the Effective Time shall fully vest (with performance goals deemed achieved based on the greater of the target performance level and actual performance as determined by the Board of Directors of the Company or its compensation committee) and shall be cancelled and converted automatically (without any further action on part of the holder thereto) into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company PSU Award. Parent shall issue the consideration described in this Section 1.6(e), less applicable Tax withholdings, within five (5) days following the Closing Date; provided, however, that, with respect to any Company PSU Award that constitutes “deferred compensation” subject to Section 409A of the Code, settlement or payment of such award shall be made on the earliest permissible date that such delivery would not trigger a Tax or penalty under Section 409A of the Code.

(f) At or prior to the Effective Time, the Company, the Board of Directors of the Company or its compensation committee, as applicable, shall adopt resolutions approving the provisions of this Section 1.6. Neither the Company Board of Directors nor its compensation committee shall adopt resolutions or take other actions to accelerate the vesting of any Company Equity Awards, if such actions are in its discretion. Upon the Effective Time, Parent shall file, or shall have on file, one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms), and shall maintain the effectiveness of such registration statements, with respect to Parent Common Stock in respect of the Parent Restricted Stock Awards and Parent RSU Awards granted pursuant to this Section 1.6.

1.7 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.

1.8 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Fifth Amended and Restated Articles of Incorporation of Parent (as amended) (the “Parent Certificate”), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of Parent (as amended) (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Bank Merger. Immediately following the Merger or at such later time as Parent may determine, CapStar Bank (“Company Bank”), a Tennessee state-chartered bank and a wholly owned Subsidiary of the Company, will merge (the “Bank Merger”) with and into Old National Bank, a national banking association bank and a wholly owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties hereto agree that the Bank Merger shall become effective immediately after the Merger or at such later time as Parent may determine. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the parties (the “Bank Merger Agreement,”). The Company and Parent shall cause Company Bank and Parent Bank to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Merger or at such later time as Parent may determine.

1.11 Tax Consequences. It is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, and (ii) cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2 in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and any cash in lieu of fractional shares, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the shares of Company Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the Nasdaq Stock Exchange as reported by the Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date (“Parent Common Stock Closing Price”) by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of such fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former shareholder of the Company that has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such former shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts (i) will be paid over by Parent or the Exchange Act to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Company Reports publicly filed with or furnished to the SEC by the Company after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, standing, qualification necessary, except where the failure to be so licensed, in good standing, or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof by courts or Governmental Entities, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions

(including any outbreak, continuation or escalation of acts of war (whether or not declared), cyberattacks, sabotage, an act of terrorism, military actions) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes after the date hereof resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Governmental Entity in response thereto), (E) public disclosure of the execution of this Agreement, public disclosure or (except in the case of the representations contained in Sections 3.3(b), 3.4, 3.11(j), 4.3(b) and 4.4) consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees), actions expressly required or prohibited by this Agreement or actions taken with the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent), (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (G) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act. True and complete copies of the Charter of the Company (the “Company Charter”) and Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power, authority, licenses, certificates and authorizations necessary to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of the Company, threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 35,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $1.00 par value. As of October 24, 2023, there are (i) 20,699,632 shares of Company Common Stock issued and outstanding, which number includes 33,486 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) no shares of Company preferred stock issued and outstanding, (iii) 92,865 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options, (iv) 108,267 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company RSU Awards, and (v) 67,155 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company PSU Awards (assuming satisfaction of performance goals in respect of incomplete performance periods at the target level). As of the date of this

Agreement, except as set forth in the immediately preceding sentence, and for changes since October 24, 2023, resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding.

(b) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Equity Awards issued prior to the date of this agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities, and there are no other equity based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances, and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Agreement (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Requisite Company Vote is obtained, violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 and the Requisite Company Vote are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Nasdaq Stock Exchange, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency, and approval of such applications, filings, and notices, (d) the filing of any required applications, filings, and notices, as applicable, with any governmental agency that has authority over the mortgage production and sale business of the Company (inclusive of Fannie Mae and Freddie Mac), and approval of such applications, filings, and notices, (e) the filing of applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (f) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the Indiana Articles of Merger with the Indiana Secretary pursuant to the IBCL, and the filing of the Bank Merger Certificates, (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (j) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why necessary regulatory approvals and consents will not be received.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2021 with (i) the Tennessee Secretary of State, the Tennessee Department of Financial Institutions and any other state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board,

(iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) – (vi), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021, in each case of clauses (i) through (iii), which would have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) has been made publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2021, as of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accountant has resigned (or informed the Company that it intends to resign) or has been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the six years prior to the date hereof.

(b) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarters ended December 31, 2022, March 31, 2023 and June 30, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditor and audit committee. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2021, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, attorney, advisor or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. With the exception of the engagement of Morgan Stanley & Co. LLC, neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by Company of Morgan Stanley & Co. LLC related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2022 through the date of this Agreement, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except in connection with matters contemplated, required or permitted by this Agreement, since December 31, 2022 through the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course (other than discussions and negotiations related to this Agreement).

3.9 Legal Proceedings.

(a) Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or that is against any of their current or former directors or executive officers or of a nature challenging the validity or propriety of the transactions contemplated by this Agreement. Schedule 3.9(a) sets forth a true and complete list of all pending or threatened litigation against the Company, including lender liability and/or counterclaims, in which damages or loss could reasonably exceed $100,000.

(b) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

(c) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, no claims are outstanding under any of the Company or its Subsidiaries’ insurance policies.

(d) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, no claims are outstanding against the Company or its Subsidiaries for indemnification.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”), (C) the most recently received IRS determination letter relating to such Company Benefit Plan, and (D) the most recently prepared actuarial report for each Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, and during the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), or (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.

(g) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan or has any obligation with respect to an arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(j) Except as set forth on Section 3.11(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of the Company or any of its Subsidiaries, (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (iv) result in any payment or benefit that may, individually or in combination with any other such payment, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(k) Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

(l) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the

Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(m) There are no pending or, to the knowledge of the Company, threatened labor grievances or unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

(n) The Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(o) (i) To the knowledge of the Company, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2019 against any Company Insiders, (ii) since December 31, 2019, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders, and (iii) there are no proceedings currently pending or, to the knowledge of the Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders.

3.12 Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, have a Material Adverse Effect on the Company. No suspension or cancellation of any such necessary license, franchise, permit or authorization that is material to the business of the Company and its Subsidiaries (taken as a whole) is pending or, to the knowledge of the Company, threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including, without limitation, all laws related to data protection or privacy, the USA PATRIOT Act, any laws, regulations or sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. To the knowledge of the Company, none of the Company, or its Subsidiaries, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of the Company or its affiliates (or, following the Closing, the Surviving Corporation or its affiliates) to engage or compete in any business (including (a) any exclusivity or exclusive dealing provisions with such an effect or (b) any geographic restrictions and preferential arrangements), (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) other than extensions of credit (all of which extensions of credit have been made in compliance with Company Bank’s credit policy manual and all applicable laws, statutes, rules or regulations), other banking products offered by the Company and its Subsidiaries or derivatives, which creates future payment obligations to or from the Company or its Subsidiaries in excess of $100,000 annually, and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less, (v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole, (vi) for any joint venture, partnership or similar agreement material to the Company or its Subsidiaries, (vii) that requires the Company or its Subsidiaries to sell or purchase goods or services on an exclusive basis or make referrals of business to any person on a priority or exclusive basis, (viii) that relates to the acquisition or disposition of any business, capital stock or assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) that has any remaining obligations (other than customary obligations relating to the indemnification of directors and officers), or (ix) that relates to any real property leased, subleased, licensed or occupied by the Company or its Subsidiaries as lessee, sublessee, licensee or occupant and provides for annual payments by the Company or its Subsidiaries in excess of $100,000. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) In each case, except as, either individually or in the aggregate, would not have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract.

3.14 Agreements with Regulatory Agencies. Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, otherwise since January 1, 2021, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or threatened against the Company To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any material liability or material obligation on the Company.

3.17 Investment Securities and Commodities.

(a) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and, to the knowledge of the Company, the Company and its Subsidiaries have been in material compliance with such policies, practices and procedures in all material respects since January 1, 2021.

3.18 Real Property. The Company or a Company Subsidiary has good and marketable title in fee simple to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, there are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.19 Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, (a) (i) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) since January 1, 2021, no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, and (c) since January 1, 2021, neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and (d) the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.

3.21 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section § 48-103 of the TBCA and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.22 Reorganization. The Company has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view to the holders shares of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Proxy Statement relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.25 Loan Portfolio.

(a) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and (iv) has been made in the ordinary course of business, consistent with past practice, and in accordance with Company Bank’s credit policies and procedures. No Loan that has as of the date hereof an outstanding balance of $1,000,000 or more and that (A) was not over ninety (90) days or more delinquent in payment of principal or interest as of June 30, 2023, is as of the date hereof over ninety (90) days or more delinquent in payment of principal or interest, or (B) was not classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, as of June 30, 2023, is as of the date hereof so classified.

(b) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2021, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance. Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, (b) the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (c) each such policy is outstanding and in full force and effect, (d) except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (e) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Company Disclosure Schedule 3.26 sets forth a true and correct listing of all Company and its Subsidiary insurance policies, carriers, coverage limits, premiums and deductibles.

3.27 Information Security.

(a) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of Company, since January 1, 2021, no third party has gained unauthorized access to any information systems or networks controlled by and material to the operation of the business of the Company and its Subsidiaries, and, to the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks.

(b) The Company and its Subsidiaries have implemented backup and disaster recovery technology reasonably consistent with industry standards and practices.

(c) The Company and its Subsidiaries are presently in compliance in all material respects with all applicable laws, internal policies, and contractual obligations relating to the privacy and security of its respective information technology and computer systems, networks, hardware, software, data, and technology from unauthorized use, access, misappropriation or modification.

3.28 Trust Business. Neither the Company nor any of its Subsidiaries has administered any account for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor.

3.29 Mortgage Banking Activities. Since January 1, 2021, all Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities), and all disclosures required by applicable law made by the Company or any of its Subsidiaries in connection with the Mortgage Loans have been provided to the borrowers thereof, in each case, in accordance with all applicable law in all material respects; (ii) no Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries; (iii) no fraud or material error, omission, misrepresentation, mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries or, to the knowledge of the Company, any third-party servicer in connection with the origination or servicing of any of the Mortgage Loans; and (iv) other than obligations to repurchase that are customary for the mortgage business, neither the Company nor any of its

Subsidiaries has any obligation or potential obligation to, repurchase or re-acquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. “Mortgage Loan” means any and all Loans secured by one (1) to four (4) family residential properties, mixed use properties (but only to the extent subject to the United States Department of Housing and Urban Development’s 203(k) program), Loans secured by interests in cooperatives, condominium units and units in planned unit developments owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries at any time, including and real property acquired in connection with the default of any mortgage loan.

3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person on behalf of Parent has made or is making, and the Company has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and is a bank holding company duly registered with the Federal Reserve Board under the BHC

Act. Parent has the corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. True and complete copies of the Amended and Restated Articles of Incorporation of Parent (the “Parent Articles”) and the Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Except, as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority necessary to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, (i) in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities and (ii) in the case of trust preferred securities and indebtedness in respect thereof, for customary restrictions on dividends. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock, no par value (“Parent Preferred Stock”). As of October 25, 2023, there are (i) 292,622,365.87 shares of Parent Common Stock issued and outstanding, including approximately 1,945,737 shares granted in respect of outstanding awards of restricted Parent Common Stock, (ii) 230,500 shares of Parent Preferred Stock issued and outstanding, and (iii) approximately 17,638,545 shares of Parent Common Stock issued or reserved for issuance and future grants under Parent equity incentive plans. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since October 25, 2023, resulting from the exercise, vesting or settlement of any Parent restricted stock units awards described in the immediately preceding sentence, there are no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding.

(b) All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote. Other than as described in clauses (iii) and (iv) of Section 4.2(a) as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(c) Except as set forth on Parent Disclosure Schedule 4.2(c), Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of Parent. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder (the “Parent Approval”), no other corporate proceedings on the part of Parent (including any vote of the shareholders of Parent) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles, the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 and the Parent Approval is duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Nasdaq Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency, and approval of such applications, filings, and notices, (d) the filing of any required applications, filings, and notices, as applicable, with any governmental agency that has authority over the mortgage production and sale business of the Company (inclusive of Fannie Mae and Freddie Mac), and approval of such applications, filings, and notices, (e) the filing of applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (f) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA, and the filing of the Bank Merger Certificates and Indiana Articles of Merger with the Indiana Secretary pursuant to the

IBCL), (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (j) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why necessary regulatory approvals and consents will not be received.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2021 with any Regulatory Agency, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect on Parent. Except as set forth on Section 4.5 of the Parent Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2021, in each case of clauses (i) through (iii), which would have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2021 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) has been made publicly available. No such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2021, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and

(iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accountant has resigned (or informed Parent that it intends to resign) or has been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the six years prior to the date hereof.

(b) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the year ended December 31, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022, or in connection with this Agreement and the transactions contemplated hereby.

4.7 Absence of Certain Changes or Events.

(a) Since December 31, 2022 through the date of this Agreement, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Except as set forth on Section 4.7(b) of the Parent Disclosure Schedule and in connection with matters contemplated, required or permitted by this Agreement, since December 31, 2022 through the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8 Legal Proceedings.

(a) Except as disclosed on Section 4.8(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates).

4.9 Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent) or (b) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.10 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, have a Material Adverse Effect on Parent. No suspension or cancellation of any such necessary license, franchise, permit or authorization that is material to the business of Parent and its Subsidiaries (taken as a whole) is pending or, to the knowledge of the Parent, threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including, without limitation, all laws related to data protection or privacy, the USA PATRIOT Act, any laws, regulations or sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except for violations or defaults that have not had, and would not have, either individually or in the aggregate, a Material Adverse Effect on Parent. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. To the knowledge of Parent, none of Parent, or its Subsidiaries, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.11 Agreements with Regulatory Agencies. Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the knowledge of Parent, otherwise since January 1, 2021, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.12 Reorganization. Parent has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.14 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither the Company nor any other person on behalf of the Company has made or is making, and Parent has not relied upon, any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule), required by law or any Governmental Entity or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to conduct its respective businesses in the ordinary course in all material respects consistent with past practices and maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or any Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business in connection with the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements shall not be prohibited by this Section 5.2);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) subject to Section 6.9, regular quarterly cash dividends on shares of Company Common Stock of $0.11 per share and corresponding dividends or dividend equivalents in respect of Company Equity Awards or (C) the acceptance of shares of Company Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Company Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly owned Subsidiary of the Company;

(e) except in the ordinary course of business (i) terminate, materially amend, or waive any material provision of, any Company Contract; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to the Company, (ii) or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as contemplated by the terms of any Company Benefit Plan, (i) enter into, adopt, materially amend or terminate any Company Benefit Plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof, other than in the ordinary course of business with respect to employees other than the executive officers of the Company (a “Key Employee”), (ii) increase the compensation, severance or benefits payable to any Key Employee, other than increases in base salary or wage rate in the ordinary course of business consistent with past practice up to the percentage set forth in Section 5.2(f) of the Company Disclosure Schedule, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any Key Employee, other than for cause, or (vi) hire any Key Employee, other than as a replacement hire receiving substantially similar terms of employment;

(g) except for debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount individually and in the aggregate that is not material to the Company or Parent or their Subsidiaries, as applicable, and that would not impose any material restriction on the business of it or its Subsidiaries or, after the consummation of the Merger, Parent and its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Charter or Company Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such Subsidiaries;

(k) other than in prior consultation with Parent, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(l) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied;

(m) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(n) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including Company Bank’s credit policy or any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof, except, in each case, as required by applicable law, regulation or policies imposed by any Governmental Entity);

(o) make, or commit to make, any capital expenditures (other than those set forth in the Company’s capital budget which has been made available to Parent) in excess of $100,000 individually or $250,000 in the aggregate;

(p) other than in consultation with Parent, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(q) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

(r) other than in consultation with Parent, undertake any response, action, or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to the Company’s or its Subsidiaries’ customers, or (ii) any ransomware event; or

(s) other than in consultation with Parent, schedule, conduct, or participate in any earnings calls or analyst meetings.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or any Governmental Entity, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Articles or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b) (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Parent Common Stock;

(c) merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such Subsidiaries;

(d) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(e) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section  5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall promptly prepare, and Parent shall file with the SEC, the S-4 (not later than sixty (60) days following the date of this Agreement), in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.

(c) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board, the Office of the Comptroller of the Currency and the Tennessee Department of Financial Institutions (ii) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those other authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, for the purposes of verifying the representations and warranties of the Company and preparing for the Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the Parent, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement, comment letter and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the Company is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. The Company and its respective Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company’s, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated September 22, 2023, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Approvals of Company Shareholders. The Company shall call, give notice of, establish a record date, convene and hold a meeting of its shareholders (“Company Meeting,”) as soon as reasonably practicable, but in no event later than sixty (60) days, after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. The Company shall use its reasonable best efforts to obtain from its shareholders the Requisite Company Vote, including by communicating to its shareholders the recommendation of its Board of Directors (and including such recommendation in the Proxy Statement) that they approve this Agreement and the transactions contemplated hereby and soliciting proxies from the Company’s shareholders in favor of the Company Merger. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, because of the receipt of an Acquisition Proposal which the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement, the Board of Directors of the Company may (but shall not be required to) submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the Board of Directors of the Company may not take any of the actions under this sentence unless (i) it gives Parent at least ten (10) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of the Company takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of the Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the transactions contemplated hereby (1) after receiving the advice of its financial advisor, (2) after taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to twenty five percent (25%) in the definition of Acquisition Proposal shall be deemed to be references to fifty one percent (51%) or more. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of voting on the approval of such proposal and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.

(a) Unless otherwise agreed by Parent and Company, Parent shall make available to each officer or employee of the Company or any Company Subsidiary who continues as an officer or employee of Parent or any Parent Subsidiary after the Effective Time (collectively, “Continuing Employees”) for at least one year following the Effective Time (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; and (ii) short-term and long-term incentive compensation target opportunities and other compensation and employee benefits that, in each case, are no less favorable than is provided by Parent to similarly situated officers and employees. Without limiting the generality of the foregoing, to the extent that Parent determines, in its sole discretion, that the Company Benefit Plans should be terminated, Continuing Employees eligible for participation in such terminated Company Benefit Plans shall become eligible to participate in the corresponding Parent employee benefit plans as soon as reasonably practicable after such termination. Without limiting any other provision of this Section 6.6(a), Parent shall, or shall cause one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the one (1)-year period following the Closing Date with severance benefits pursuant to Parent’s existing severance pay plan that are no less favorable than those offered to similarly situated employees of Parent.

(b) Unless otherwise agreed to by Parent and Company, on or prior to the Effective Time, Company and Company Subsidiaries shall, subject to the occurrence of the Effective Time and to the extent permitted by the terms of the applicable plan, terminate any ongoing performance periods under all incentive and/or bonus plans and pay out the accrued benefits as of the Closing Date based on the greater of (i) the target opportunity and (ii) actual performance with respect to pro rata performance metrics.

(c) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan; (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans that provide health care benefits; and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services.

(d) If requested by Parent in writing at least twenty (20) business days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company or any of its Subsidiaries (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Parent requests that any Company 401(k) Plan be terminated, (i) Company shall provide Parent with evidence that such plan has been terminated not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). The Company and Parent shall take any and all actions as may be required to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. Prior to the Effective Time, the Company or its Subsidiaries may make an employer contribution (at a level determined in the ordinary course of business consistent with past practice) to any Company 401(k) Plan for the year in which the Effective Time occurs or any prior year.

(e) Nothing in this Agreement shall confer upon any employee, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Parent, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Parent shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided that the Company

Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, Parent shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may, in consultation with Parent, obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(c) The obligations of Parent and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, Parent will cause proper provision to be made so that the successors and assigns of Parent will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.9 Dividends. After the date of this Agreement, the Company shall coordinate with the Parent the declaration of any dividends in respect of Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.10 Advice of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change, circumstance, condition, occurrence, development, or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Section 7.1 or Section 7.3, or if the Company is the Notifying Party, Section 7.1 or Section 7.2; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.

6.11 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.11(a); provided that, prior to the approval of this Agreement by the shareholders of the Company by the Requisite Company Vote, in the event the Company receives an Acquisition Proposal that was not the result of a willful or material breach of this Section 6.11(a), it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions if its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company shall provide three (3) Business Days written notice to Parent prior to entering into any Acceptable Confidentiality Agreement. The Company will promptly advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal (including the material terms and conditions of, and the identity of the person making, such inquiry or Acquisition Proposal), and will keep Parent reasonably apprised of any related developments, discussions and negotiations, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. The Company shall withdraw and terminate access that was granted to any person (other than the parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with an Acquisition Proposal.

(b) The Company shall not, and none of the Board of Directors of the Company or any committee thereof shall cause or permit the Company to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal made to the Company.

(c) As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

(d) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s shareholders; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.12 Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release that is mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.12.

6.13 Change of Method. Parent and the Company shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio, (b) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (c) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.14 Takeover Statutes. Neither the Company nor its Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, the Company and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15 Exemption from Liability under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15. The Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.16 Shareholder Litigation. Each of Parent and the Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.17 Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent or Parent Bank (as the case may be), at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements. In furtherance of the foregoing, at the Closing, Parent shall assume, by one or more supplemental indentures, the Indenture, dated as of June 29, 2020, by and between the Company and UMB Bank, National Association, as trustee.

6.18 Transfer Agent Certificate. The Company shall use its reasonable best efforts to provide a customary certificate to Parent from the Company’s transfer agent certifying the number of shares of Company Common Stock outstanding as of a date that is no earlier than three (3) business days before the Closing Date.

6.19 Certain Loans. Prior to making, renewing or otherwise modifying any of the following types of Loans, the Company shall inform Parent: (A) Loans to any person or entity if immediately after making such Loan, such Loan is risk rated “7” or worse by the Company (which includes all “criticized” and “classified” Loans) and is in the amount of $2,500,000 or greater, and (B) Loans to any person or entity if immediately after making such Loan, such person or entity would be directly indebted to the Company or any Company Subsidiary, excluding participations sold, in an aggregate amount of $10,000,000 or greater.

6.20 280G Matters. The Parent and Company shall work together in good faith to address any potential Tax resulting from Section 280G of the Code, to the extent applicable.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. This Agreement shall have been approved by the shareholders of the Company by the Requisite Company Vote.

(b) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been admitted for listing on the Nasdaq Stock Exchange, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the other transactions contemplated hereby.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of the Company set forth in Sections 3.1, 3.2(b), 3.2(c), 3.3(a) and 3.7 (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received a written opinion of Dykema Gossett PLLC, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

(d) Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to the Company shall not have occurred, and Parent shall have received a certificate, dated as of the Closing Date and signed by the President and Chief Executive Officer of the Company, to that effect.

(e) Minimum Adjusted Tangible Shareholder’s Equity Value. The Adjusted Tangible Shareholder’s Equity of the Company shall be greater than or equal to the Minimum Adjusted Tangible Shareholder’s Equity Value. Five business days prior to the Closing Date, Parent shall have received a certificate, accompanied by appropriate supporting detail, signed by the President and Chief Executive Officer of the Company, to that effect. “Adjusted Tangible Shareholder’s Equity” shall mean, as of the month end prior to five business days before the Closing Date (the “Measuring Date”), the consolidated shareholders’ equity of the Company as set forth on its balance sheet on the Measuring Date calculated in accordance with GAAP, (i) minus all intangible assets as of the Measuring Date, and (ii) excluding the change in accumulated other comprehensive income / (loss), net of Tax, since September 30, 2023, and (iii) adding the sum, net of associated Tax, as of the Measuring Date of (v) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Company for services rendered in connection with the transactions contemplated by this Agreement paid by the Company prior to the Effective Time; (w) attorneys’ fees arising from any actions, claims, suits or hearings brought by the Company’s shareholders with respect to this Agreement or the transactions contemplated hereby; (x) any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided herein) or any retention or transaction bonuses paid as expressly permitted by this Agreement or as otherwise mutually agreed by the parties following the date hereof, (y) any regulatory filing fees or costs, fees and penalties incurred in connection with obtaining any third party consents in connection with the transactions contemplated by this Agreement, and (z) any other commercially reasonable costs incurred in connection with transactions contemplated by this Agreement. “Minimum Tangible Adjusted Shareholder’s Equity Value” shall mean $282,000,000.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a) and 4.7(a) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of Parent set forth in Sections 4.1, 4.2(b), 4.2(c), and 4.3(a) (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Parent set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to Parent shall not have occurred, and the Company shall have received a certificate, dated as of the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d) Federal Tax Opinion. The Company shall have received a written opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of the Company:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and non-appealable or any Governmental Entity of competent jurisdiction shall have issued a final non-appealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before twelve (12) months from the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Company if the Requisite Company Vote shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or

(f) by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have (A) failed to recommend in the Proxy Statement that the shareholders of the Company approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Parent, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed an Acquisition Proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to such Acquisition Proposal within ten (10) business days after an Acquisition Proposal is publicly announced, or (ii) the Company or its Board of Directors has willfully and materially breached its obligations under Section 6.3 or Section 6.11.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that:

(i) Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and

(ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its actual and intentional fraud or willful and material breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock and Company Equity Awards of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Common Stock and Company Equity Awards, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Company Equity Awards in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company).

(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or the Board of Directors of the Company or has been made directly to its shareholders generally or any person shall have publicly announced (and, in each case, not unconditionally withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 had been satisfied or were capable of being satisfied at a time prior to such termination), (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(d), or (C) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(e) as a result of a willful breach, and (D) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement for an Acquisition Proposal that is subsequently consummated or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall on the date of consummation of such transaction pay Parent, by wire transfer of same day funds, a fee equal to $11,250,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “51%.”

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee no later than two (2) business days after such termination.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of Parent to recover liabilities or damages arising out of the Company’s actual and intentional fraud or willful and material breach of any provision of this Agreement, the maximum aggregate amount of fees, liabilities or damages payable by the Company under this Agreement shall be equal to the Termination Fee (together with any amounts specified in Section 8.2(d)), as applicable, and in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay the reasonable and documented out-of-pocket costs and expenses of Parent (including reasonable and documented out-of-pocket attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company pursuant to Section 8.2(b) shall constitute liquidated damages and not a penalty, and, except in the case of actual and intentional fraud or willful and material breach of this Agreement, shall be (together with the amounts specified in this Section 8.2(d)) the sole monetary remedy of Parent in the event of a termination of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7, and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of the Company; provided that after approval of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval of such shareholders under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that, after approval of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval of such shareholders under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that all filing and other fees paid to the SEC in connection with the Merger shall be borne by Parent.

9.5 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with non-automated confirmation of receipt) if sent at or prior to 5:00 p.m. local time of the recipient, and on the next Business Day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounceback” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

(a) if to the Company, to:

CapStar Financial Holdings, Inc.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

Attention:    Timothy K. Schools, President and CEO

Email:           tkschools@capstarbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10533

Attention:    Matthew M. Guest

Email:          MGuest@wlrk.com

and

(b) if to Parent, to:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Attention:    Nicholas J. Chulos, Chief Legal Officer

Email:           Nick.Chulos@oldnational.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to

Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge after reasonable inquiry of their direct reports any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge after reasonable inquiry of their direct reports of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person”means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iv) “made available” means any document or other information that was provided by one party or its representatives to the other party and its representatives prior to the date hereof, included in the virtual data room of a party prior to the date hereof or filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation, as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic means (including a “.pdf” format data file) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Indiana without regard to any applicable conflicts of law, except the Tennessee Articles of Merger shall be governed by the laws of the State of Tennessee and the Indiana Articles of Merger shall be governed by the laws of the State of Indiana.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the federal district court for the southern district of Indiana, Indianapolis Division and any state appellate court therefrom within the State of Indiana (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CAPSTAR FINANCIAL HOLDINGS, INC.

By:	/s/ Timothy K. Schools
Name: Timothy K. Schools
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

OLD NATIONAL BANCORP

By:	/s/ James C. Ryan III
Name: James C. Ryan III
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

CHANGE IN CONTROL CONTINUITY AGREEMENT

First Amendment

THIS AMENDMENT CHANGE IN CONTROL CONTINUITY AGREEMENT (this “Amendment”) is made and entered into, as of October 26, 2023, by and among CapStar Financial Holdings, a Tennessee corporation (the “Company”), CapStar Bank, a Tennessee banking corporation and a direct, wholly-owned subsidiary of the Company (the “Bank” and, together with the Company, “CapStar”) and Timothy K. Schools (“Executive”).

WHEREAS, CapStar and Executive are party to a Change in Control Continuity Agreement dated as of April 21, 2022 (the “Agreement”); and

WHEREAS, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of October 26, 2023, by and between the Company and Old National Bancorp (“Parent,” and such agreement, the “Merger Agreement”), CapStar and Executive desire to amend the Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows.

1. Certain Definitions. Terms that are capitalized but not defined herein shall have the meaning set forth in the Agreement.

2. Effectiveness. This Amendment shall be effective upon the Effective Time (as defined in the Merger Agreement). If the Effective Time does not occur and the Merger Agreement is terminated, this Amendment shall be null and void ab initio.

3. Pay to Integrate Award. Subject to Executive’s continued service to CapStar through the Effective Time, CapStar shall pay to Executive a one-time lump sum cash award in an amount equal to $1,000,000, which shall be paid upon or as soon as reasonably practical following the Effective Time.

4. Post-Termination Health Care Benefits. Section 5(a)(iv) of the Agreement is hereby amended and restated as follows:

(iv) an amount equal to $1,000,000; and subject to Executive’s payment of any applicable premiums, to the extent administratively practicable, CapStar shall permit Executive and Executive’s spouse and dependents to continue to participate, at their own cost, in the health care plans of CapStar and its Affiliates during the Severance Period;

5. Noncompetition and Nonsolicitation Extension. In consideration for the compensation and benefits contemplated by this Amendment, Executive agrees that the “Restricted Period” (as defined in the Employment Agreement, dated as of April 21, 2022, by and between CapStar and Executive) shall be extended as of the Effective Time to the second anniversary of the Date of Termination; provided that, with respect to the portion of the Restricted Period between the first and second anniversaries of the Date of Termination, the applicability of the noncompetition covenant shall be limited to those locations in the State of Tennessee.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company, the Bank and Executive have caused this Amendment to be duly executed and delivered, effective as set forth above.

Timothy K. Schools

/s/ Timothy K. Schools

[Change in Control Continuity Agreement Amendment Signature Page]

CAPSTAR FINANCIAL HOLDINGS

By:	/s/ James S. Turner, Jr.
James S. Turner, Jr.
Chairman

CAPSTAR BANK

By:	/s/ James S. Turner, Jr.
James S. Turner, Jr.
Chairman

[Change in Control Continuity Agreement Amendment Signature Page]

Exhibit 10.2

October 26, 2023

Dear Ken,

This letter agreement (this “Letter Agreement”) memorializes our discussions and agreement concerning certain modifications to (a) the Employment Agreement, entered into as of June 1, 2022, by and among CapStar Financial Holdings (the “Company”), CapStar Bank (the “Bank”) and you (the “Employment Agreement”) and (b) the Change in Control Continuity Agreement, entered into as of June 1, 2022, by and among the Company, the Bank and you (the “CIC Agreement”).

1. Amendment to Severance Multiple. For purposes of both the Employment Agreement and the CIC Agreement, the term “Severance Multiple” is hereby amended and restated as follows:

“Severance Multiple” shall mean one and one-half (1.5).

2. Miscellaneous. This Letter Agreement constitutes an amendment of the Employment Agreement and the CIC Agreement. Except as provided herein, the Employment Agreement and the CIC Agreement shall continue to apply in accordance with their respective terms.

[Signature Page Follows]

Please indicate your agreement with the foregoing terms of this Letter Agreement by signing where indicated below.

Sincerely,

CAPSTAR FINANCIAL HOLDINGS

By:	/s/ Timothy K. Schools
Name:	Timothy K. Schools
Title:	President and CEO

CAPSTAR BANK

By:	/s/ Timothy K. Schools
Name:	Timothy K. Schools
Title:	President and CEO

Acknowledged and Agreed:

/s/ Ken Webb
Ken Webb

[Signature Page to Letter Agreement]

Exhibit 99.1

EXECUTION VERSION

FORM OF SHAREHOLDER VOTING AGREEMENT

October 26, 2023

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Ladies and Gentlemen:

The undersigned, being a shareholder of CapStar Financial Holdings, Inc., a Tennessee corporation (the “Company”), hereby acknowledges that the Company and Old National Bancorp, an Indiana corporation (“Parent”), are concurrently entering into an Agreement and Plan of Merger, dated as of the same date hereof (as amended or modified from time to time, the “Merger Agreement”), pursuant to which the Company will be merged with and into Parent (the “Merger”). A copy of the Merger Agreement has been provided to the undersigned. Capitalized terms used but not defined herein are to be deemed to have the same meanings assigned to them in the Merger Agreement.

The undersigned further acknowledges that the undersigned will benefit directly and substantially from the consummation of the Merger. As an inducement to and condition of Parent’s willingness to enter into the Merger Agreement, the undersigned hereby agrees, represents and warrants as follows:

1. Owned Shares. The undersigned owns (of record or beneficially) and has the full power and authority to vote the number of shares of Company Common Stock set forth on the signature page hereof (the “Owned Shares”). For all purposes of this agreement, the Owned Shares will include any shares of Company Common Stock as to which the undersigned acquires beneficial or record ownership after the date hereof.

2. Agreement to Vote Owned Shares. The undersigned agrees that, at the Company Meeting or any other meeting or action of the shareholders of the Company, including a written consent solicitation, the undersigned will (a) vote all of the Owned Shares (or otherwise provide a proxy, consent or voting instruction or direction) in favor of approval of the Merger Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the transactions contemplated by the Merger Agreement, (b) not initiate any proxy solicitation or undertake any other efforts against the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, and (c) not vote the Owned Shares (or otherwise provide a proxy or consent) in favor of, or otherwise support, approval of any Acquisition Proposal or any action that is intended to, or could reasonably be expected to, materially impede, interfere with, delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the parties acknowledge that this agreement is entered into by the undersigned solely in his or her capacity as legal title holder of the Owned Shares and that nothing in this agreement shall prevent the undersigned from discharging his or her fiduciary duties as a member of the Board of Directors of the Company or as an officer of the Company.

3. Transfer of Owned Shares and Company Common Stock. The undersigned agrees that the undersigned will not, without the prior written consent of Parent directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, agreement, option, commitment, derivative or other arrangement or understanding with respect to any sale, transfer, pledge, assignment or other disposition of any of the Owned Shares or the voting rights thereunder. If, subsequent to the date of this agreement, the undersigned purchases, acquires or becomes the legal or beneficial owner of shares of Company Common Stock in addition to the Owned Shares, such additional shares shall be subject to this agreement, and the undersigned’s agreements and obligations hereunder shall apply to such additional shares, without the need for any additional agreement or writing.

4. Further Assurances. The undersigned will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further agreements, documents, certificates, instruments, proxies and voting instructions, in order to fulfill his agreements and obligations contemplated hereby and by the Merger Agreement, including, without limitation, the agreement of the undersigned to vote the Owned Shares in accordance with Section 2 hereof.

5. No Solicitation. The undersigned agrees that the undersigned shall not, and the undersigned shall direct and use its reasonable best efforts to cause the undersigned’s agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the undersigned) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal.

6. Waiver of Claims. The undersigned irrevocably agrees to waive and does hereby waive any and all claims (whether past, present or future, and at law, at equity, through arbitration or otherwise) against the Company, Parent, their respective affiliates and each of their respective officers, employees and directors solely to the extent arising as a result of the undersigned’s ownership of the Owned Shares or other securities of the Company, including, without limitation, claims relating to, in connection with or arising from the Merger Agreement or the Merger, the authorization and execution and the fairness (to the undersigned or otherwise) of the Merger Agreement or the Merger and the other transactions contemplated by the Merger Agreement, other than the right to receive the consideration provided for in the Merger Agreement upon consummation of the Merger (including in respect of Company Equity Awards held by the undersigned) and the rights of the undersigned under Section 6.7 of the Merger Agreement as a Company Indemnified Party. To avoid doubt, the waiver contained in this Section 6 shall be absolute and perpetual unless and until such time as this agreement is terminated pursuant to Section 8 (a) or 8 (b) below.

7. Specific Performance. The undersigned agrees that irreparable damage would occur in the event that any of the provisions of this agreement were not performed by the undersigned in accordance with their specific terms or were otherwise breached. Accordingly, the undersigned agrees that Parent will be entitled to an injunction or other action or remedy to prevent any breach(es) hereof by the undersigned and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent is entitled at law or in equity, and that the undersigned waives the posting of any bond or security in connection with any proceeding related thereto.

8. Termination of this Agreement. This agreement will terminate automatically upon the earliest to occur of: (a) the termination of the Merger Agreement by either or both of the Company or Parent pursuant to Section 8.1 of the Merger Agreement, or (b) the Board of Directors of the Company submitting the Merger Agreement to the Company’s shareholders without a recommendation for approving the Merger Agreement in accordance with Section 6.3 of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination. Additionally, Section 3 of this agreement shall terminate effective as of the time that the Merger Agreement is approved by shareholders of the Company.

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9. Certain Representations and Warranties. The undersigned hereby represents and warrants to Parent that the undersigned has the right, power and authority to execute and deliver this agreement; such execution and delivery does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of any contract; and this agreement has been duly executed and delivered by the undersigned and constitutes a legal, valid and binding agreement of the undersigned, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

10. Appraisal/Dissenters Rights. To the extent permitted by applicable law, the undersigned hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger or the transactions contemplated by the Merger Agreement that the undersigned may have with respect to the Owned Shares under applicable law.

11. Governing Law. This agreement is governed by, and will be interpreted in accordance with, the laws of the State of Indiana applicable to contracts made and to be performed entirely within that State without regard to any applicable conflicts or choice of law principles.

12. Counterparts. This agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

13. Severability. Each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more provisions contained in this agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (a) all other provisions of this agreement shall nevertheless remain in full force and effect and (b) the parties shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the agreements and obligations contemplated hereby can be fulfilled as originally contemplated to the greatest extent possible.

14. Electronic Transmission. This agreement, and any amendments or waivers hereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or a facsimile transmission, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Neither party hereto shall raise the use of email delivery of a “.pdf” format data file or a facsimile transmission to deliver a signature to this agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through email delivery of a “.pdf” format data file or a facsimile transmission as a defense to the formation of a contract and each party hereto forever waives any such defense.

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The undersigned has executed and delivered this agreement as of the day and year first above written.

Very truly yours,

(Signature)

(Printed Name)
Number of Owned Shares:

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN:

OLD NATIONAL BANCORP

By:

(Printed Name)

(Title)